Filed by FedEx Corporation Pursuant to Rule 425
                                                under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14d-9 under
                                             the Securities Exchange Act of 1934

                                Subject Company:American Freightways Corporation
                                                   Commission File No. 000-17570

                                                         Date: November 13, 2000


FWS Letter to American Freightways Employees

November 13, 2000

Dear American Freightways Associate:

On behalf of our 200,000 employees and contractors around the world, welcome to the FedEx Corporation family of companies. We are excited to have you on our team!

Your company will form a strategic partnership with Viking Freight, a member of the FedEx team since 1998. Viking serves a well-established market in the western U.S. and is recognized, as is American Freightways, as a top LTL company in the industry. American Freightways and Viking will be sister companies under a new FedEx LTL freight company.

American Freightways will continue to operate independently in the same markets under the same name. We recognize the standards of excellence you have maintained during your 18-year history, and we believe your expertise and networks in the eastern and mid-western United States are vital to our combined futures.

As the newest member of our FedEx team of companies, you will be part of one of the most recognized brands in the world. The name "FedEx" is known across the globe for speed, reliability, and customer service. Your management team has worked carefully and diligently with us to ensure that our new relationship is beneficial to both companies and their employees. We feel that having you on the FedEx team will be an excellent fit in four ways:

It's a good fit for American Freightways and FedEx people. Both American Freightways and FedEx share a strong commitment to their people, offering solid rewards for good performance. FedEx has been consistently ranked as one of the best places to work in America.

It's a good fit for customers. Both American Freightways and FedEx score high on service--on doing whatever it takes to get the job done and to take care of our customers. Most important, with this new relationship, FedEx and American Freightways will now offer all our customers an additional choice--regional/inter-regional LTL service, a cost-effective alternative that caters to many customers' just-in-time delivery needs.

It's a good fit with our transportation networks. Through its operating companies, FedEx offers global express delivery; North American ground delivery including U.S. home delivery; and non-stop time-critical delivery in North America and Europe. Now, with the new FedEx freight unit, the American Freightways system, operating alongside Viking, will broaden our network and service once again.

Finally, it's a good fit with our overall corporate strategy. One of our five major strategies is to grow our freight and logistics capabilities. Our customers look to FedEx to streamline their entire supply chain so that they can save time and money and speed products to market. The addition of the regional LTL systems of American Freightways and Viking is a major step in the fulfillment of this long-term growth plan.

This association of American Freightways with FedEx Corporation is full of tremendous opportunity but also tremendous challenge. In the next few days, you will receive more information from your management team about this new relationship and answers to some of your questions. Of course, there are still more decisions to make, so please bear with us while we work on those. We will communicate new information as it becomes available.

Included with this letter is an overview of FedEx Corporation and a brief description of its vision, history and values.

Once again, I am pleased to welcome American Freightways associates to the FedEx family. We appreciate the experience and know-how each of you brings to your work at American Freightways. The future looks very bright for both our organizations, and with everyone's commitment, enthusiasm and support, we can remain the industry leader well into the 21st century.


Sincerely,

/s/ Frederick W. Smith
----------------------
Frederick W. Smith
Chairman, President and
Chief Executive Officer



Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to management's views with respect to future events and financial performance and the proposed FedEx acquisition of AF. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic and competitive conditions in the markets where FedEx operates, matching capacity to volume levels and other uncertainties detailed from time to time in press releases and filings with the SEC by FedEx and its subsidiaries.

ALL AF STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF AF COMMON STOCK THAT WILL BE FILED BY FEDEX CORPORATION WITH THE SEC AND MAILED TO AF STOCKHOLDERS. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. AF stockholders will be able to obtain the tender offer statement, as well as other filings containing information about FedEx Corporation and AF, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by FedEx Corporation may be obtained for free from FedEx by directing a request to FedEx Corporation, 942 S. Shady Grove Road, Memphis, Tennessee 38120,
Attention: Investor Relations, telephone: (901) 818-7200.

ALL AF STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/ PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO AF STOCKHOLDERS. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION REGARDING

THE MERGER AND RELATED TRANSACTIONS. AF stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about FedEx Corporation and AF without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the proxy statement/prospectus and other documents filed with the SEC by AF may be obtained for free from American Freightways Corporation, 2200 Forward Drive, Harrison, Arkansas 72601,
Attention: Investor Relations, telephone: (870) 741-9000.

FedEx and AF and their officers and directors may be deemed to be participating in the solicitation of proxies from AF's stockholders with respect to the merger and related transactions. Information regarding the officers and directors of FedEx is included in the FedEx Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. Information regarding the officers and directors of AF is included the AF Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on March 11, 2000. These documents are available free of charge at the SEC's Internet site (http://www.sec.gov) or by contacting FedEx or AF at the addresses set forth above.

From a tiny air express company delivering packages only in the United States, FedEx Corporation has evolved, since 1973, into a global powerhouse that meets the world's transportation and logistics needs.

         As the world has changed, FedEx Corporation has remained a leader by staying ahead of change. With an unwavering eye to the future, FedEx Corporation stays on top of the way the world works. As a result, few names are better known or more respected than FedEx.

         FedEx Corporation's vision is a world where goods and information move quickly and seamlessly. A world where businesses source raw materials and parts globally, then move high-value goods quickly between continents and across time zones. A world where global information and transportation networks can shrink time and distance, creating competitive advantages for customers.

         Constantly working to expand its networks and make this vision a reality, FedEx Corporation has extended its name to the following subsidiaries:

FedEx Express, providing reliable, time-definite global express delivery

FedEx Ground, offering dependable, small-package ground service for both business-to-business and home delivery

FedEx Logistics, specializing in transportation

management, integrated logistics, and consulting services in keeping with the hallmarks of the FedEx brand--global, time-definite, and information-intensive.

FedEx Custom Critical, providing nonstop, door-to-door delivery of time-critical shipments and shipments requiring special handling.

FedEx Trade Networks, delivering high-tech customs brokerage, consulting and information services.

FedEx Services, consolidating information technology, sales and marketing solutions for FedEx Express and Ground.

And Now...

         The most recent member of the FedEx family of companies will be a new less-than-truckload (LTL) freight unit that provides shippers with a complete, regional/inter-regional less-than-truckload freight transportation system through its two subsidiaries:

o American Freightways, a regional/inter-regional, LTL carrier based in Harrison Ark., and
o Viking Freight, an LTL regional carrier, serving the western U.S. and based in San Jose, Calif.

         Bringing American Freightways into the FedEx family will give the corporation broad coverage in the multi-region LTL market. Both American Freightways and Viking, recognized as high-quality carriers, will provide FedEx with a regional U.S. network and an immediate, powerful way to meet customers' freight transportation needs.

         FedEx Corporation's acquisition of American Freightways will open new regional markets for both Viking and AF. Until now, each has relied on alliances with other carriers to move customers' freight outside its own U.S. regions. Now the two will be able to exchange shipments with each other to provide direct service to the 48 states they serve.

         Operating as sister companies, American Freightways and Viking Freight will provide their customers with the best choice for day-definite, reliable, premium LTL service, whether regional or inter-regional, anywhere in the country.

The Way Ahead

         Change is the name of the game in today's fast-paced, networked global economy. And FedEx will continue to change with it because that's the way the world works. We will serve our customers through our core strategy--operating independently and competing collectively. That means each operating company provides a highly efficient, independent network, fueled by superior service, to meet the distinctly different needs of our customers. Centered in this core strategy, we are focusing on growth in five areas:

o    Growth in our core transportation businesses
o    Growth in international markets
o    Growth in logistics and freight
o    Growth through e-commerce
o    Growth through new services and alliances

         With this commitment to growth, FedEx Corporation looks forward to the way ahead, confident that we will continue to strengthen our recognized leadership in the movement of goods and information throughout the global marketplace.

A TRADITION OF SERVICE & INNOVATION

1973
Federal Express begins operations, delivering 186 packages overnight to 25 U.S. cities. The modern air/ground express industry is born.

1978
FedEx is listed on the New York Stock Exchange with the ticker symbol FDX.

1979
FedEx launches COSMOS, a centralized computer system to manage vehicles, people, packages, and route and weather scenarios on a real-time basis.

1980
FedEx implements DADS (Digitally Assisted Dispatch System) to coordinate on-call pickups for customers.

1981
The FedEx Overnight Letter is introduced.

FedEx begins its first international service to Canada.

1984
FedEx launches express operations in Europe and Asia/Pacific after acquiring Gelco Express International.

FedEx introduces the first PC-based automated shipping system, later named FedEx PowerShip(R).

1986
FedEx introduces the SuperTracker(R),
a hand-held bar-code scanner
system that captures detailed package information.

1989
FedEx purchases Flying Tigers, greatly expanding its international presence.

1990
FedEx becomes the first company to win the Malcolm Baldrige National Quality Award in the service category.

1993
FedEx creates the FedEx ExpressClearSM Electronic Customs Clearance System to expedite regulatory clearance while cargo is en route.

1994
Federal Express officially adopts as its brand "FedEx" for recognition as the world standard for fast and reliable service.

The FedEx web site debuts at www.fedex.com-the first to offer online package status tracking so that customers can actually conduct business via the Internet.

FedEx Ship(R) software allows
customers to process and manage shipping from their desktop.

1995
FedEx Corporation acquires routes from Evergreen International, with authority to serve China. FedEx also opens the Asia Pacific Hub in Subic Bay, Philippines, and launches the FedEx AsiaOne(R) network.

1996
FedEx becomes the first company to allow customers to process package shipments on the Internet with FedEx interNetShip(R).

1997
FedEx introduces e-Business Tools for easier connection with FedEx shipping and tracking applications.

1998
FedEx acquires Caliber System, Inc. and creates FDX Corporation, a $16 billion logistics and distribution powerhouse.

FedEx Global Logistics is established in Memphis, TN, as the parent company of FedEx Supply Chain Services.

1999
FedEx Corporation launches FedEx PowerShip(R)mc, a multi-carrier electronic shipping system.

FedEx Global Logistics acquires airfreight forwarder Caribbean Transportation Services.

2000
January
Parent company FDX is renamed FedEx Corporation with independent operating companies that include FedEx Express, FedEx Ground, FedEx Logistics, FedEx Custom Critical, and Viking Freight, a less-than-truckload carrier serving the western U.S.

February
FedEx Corporation creates a new operating company, FedEx Trade Networks, to manage high-tech customs clearance.

March
FedEx Ground rolls out new business-to-residential service, Home Delivery, to major U.S. markets.

November
FedEx Corporation announces agreement to acquire American Freightways Corporation, a major regional LTL carrier.